FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Issue
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of    December, 2002
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

18th Floor, 1138 Melville Street
Vancouver, British Columbia, Canada, V6E 4S3
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______  Form 40-F     X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes______  No      X

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______  No      X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Date: December 5, 2002	By	/s/ Roger Richer

Roger Richer
Vice President, Administration, General
Counsel, Secretary and Director

Bema Closes CDN$16 Million Financing

December 4, 2002

Bema Gold Corporation (“Bema”) is pleased to announce that it has closed the previously announced financing of units with a syndicate of underwriters he “Underwriters”) for gross proceeds of CDN$16 million. The option issued to the Underwriters to place an additional CDN$11 million of units in addition to the original CDN$5 million bought deal financing was fully subscribed. Each unit consists of one common share and one half of one common share purchase warrant (a total of 10,000,000 common shares and 5,000,000 warrant were issued under the financing). Each whole warrant will entitle the holder to subscribe for one additional common share at a price of $2.00 until June 3, 2004. The issuance of the units was qualified by short form prospectus dated November 28, 2002. In consideration of the services performed by the Underwriters in connection with the offering, the Underwriters received a cash commission of $928,000. The net proceeds of the Offering will be used for general working capital.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

The common shares and warrants and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the U.S. or to, or for the account or benefit of, a U.S. person in the absence of such registration or an exemption therefrom.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.